June 23, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	River Valley Bancorp
Registration Statement on Form S-1 (File No. 333-195361)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join River Valley Bancorp (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Wednesday, June 25, 2014, on or before 12:00 p.m., Washington D.C. time.

Very Truly Yours,
Keefe, Bruyette & Woods, Inc.
/s/ Michael Garea
Name: Michael Garea
Title: Director